UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒Form 10-K ¨Form 20-F Form 11-K Form 10-D ☐Form N-SAR

For Period Ended: 12-31-2009 ¨ Transition Report on Form 10-K ¨ Transition Report on Form 20-F ¨ Transition Report on Form 11-K ¨ Transition Report on Form 10-Q ¨ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I— REGISTRANT INFORMATION

Morris Publishing Group, LLC
Full Name of Registrant

725 Broad Street,
Address of Principal Executive Office (Street and Number)

Augusta, Georgia 30901
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Morris Publishing Group, LLC (“Morris Publishing”) was unable to file its Annual Report on Form 10-K for the period ended December 31, 2009, within the prescribed time period because it was unable, without unreasonable effort or expense, to compile, disseminate and review the information necessary to complete the preparation of the Form 10-K. In particular, Morris Publishing and its auditors need additional time to consider and determine the impact of Morris Publishing’s consummation of a prepackaged plan of reorganization under Chapter 11 of the Bankruptcy Code on March 1, 2010 and whether a going concern qualification is appropriate.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steve K. Stone	(706)	828-4376
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?   Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     Yes ☒   No ☐

Morris Publishing anticipates that in its Annual Report on Form 10-K for the year ended December 31, 2009, it will report significant declines in net operating revenues (approximately 20%) as compared to 2008, significant reductions in operating expenses (especially since a siginificant write-down of goodwill occurred in 2008), and positive income from continuing operations for 2009 as compared to a significant loss from continuing operations in 2008 (again, due to a significant write-down of goodwill in 2008).

Morris Publishing Group, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ Steve K. Stone
Steve K. Stone, Chief Financial Officer